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   EMAP PLC TO ACQUIRE THE PETERSEN COMPANIES IN A US$1.2 BILLION TRANSACTION

                           SECURING ENTRY INTO THE US

- Acquisition will combine two leading special interest consumer magazine publishers in the US and the UK

- Recommended tender offer at $34 per share, valuing Petersen at US$1,216 million (pound sterling 720 million)

- Shareholders representing 73.5 per cent of Petersen's fully diluted share capital have irrevocably agreed to accept the tender offer


EMAP plc (EMA.L) and The Petersen Companies, Inc. (NYSE: PTN) today announced a recommended tender offer at $34 per share to acquire the whole of the share capital of Petersen, which values the company at US$1.2 billion. Shareholders representing 73.5 per cent of Petersen's fully diluted share capital, which includes certain of the company's management and other shareholders, have irrevocably agreed to accept the tender offer.

With a market capitalisation of US$3.7 billion, EMAP is an international media company based in London with operations in the UK, France, Germany, Australia and Singapore. In addition to being one of the largest consumer magazine publishers in Europe, EMAP is also a major publisher of business magazines and has established a leading position within the UK commercial radio market.

Petersen, based in New York City and Los Angeles, is a leading special interest consumer magazine publisher in the US, with a portfolio of over 130 titles (the largest such portfolio in the US), including market-leading titles such as Hot Rod, Motor Trend and Teen. EMAP's best-selling consumer magazine titles in the UK include FHM, Smash Hits, Motorcycle News, and Q, and in France, Tele Star and Modes & Travaux.

Both companies have established strong positions in a number of key complementary magazine sectors including the automotive, outdoor, teen, sports and young male markets. With their complementary activities in Europe and the U.S., a combination of EMAP and Petersen will create a dynamic, broadly-based international publishing business with strong brands and competitive positions that are expected to generate strong cash flows to finance future development. Furthermore, the combined group will create a strong platform for organic and acquisitive growth including the launch of EMAP's international brands.

Following the acquisition, which has been approved by the boards of both companies, Petersen will become a new division of EMAP. Jim Dunning, Petersen's Chairman, President and Chief Executive Officer, will remain as Chairman and President of the new division (which will be called EMAP Petersen). It is anticipated that, upon completion of the deal, Dunning will be invited to join the board of EMAP plc and will report directly to EMAP's Group Chief Executive, Kevin Hand. The Board of EMAP Petersen will include the existing executive directors of Petersen together with EMAP's own executive directors.

Commenting on EMAP's US expansion, Kevin Hand, Group Chief Executive of EMAP, said:


"Petersen represents an outstanding opportunity for us to secure a successful, well-managed business in the US the world's largest magazine market. This acquisition is an important step towards fulfilling our international strategy. With so many titles complementary to our own around the world, Petersen is an excellent fit.
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"Petersen's experienced management team has delivered impressive growth and developed Petersen into a leading special interest magazine publisher in the US. With such an established presence in the US magazine market, Petersen provides excellent opportunities for further growth, including acting as a platform for launching EMAP's international titles in the US. We are excited about the impact that Petersen will bring to the enlarged group."


Jim Dunning added:


"I am extremely excited to play a role in EMAP where the combination of the two companies will expand opportunities for the magazines and employees and will accelerate our growth in the US."


The transaction is subject to approval by EMAP shareholders and regulatory approval in the US, as well as other customary conditions. The tender offer will be effected pursuant to an agreement and plan of merger between EMAP and Petersen pursuant to which a subsidiary of EMAP will make a cash tender offer at $34 per share for all the outstanding Petersen shares. The tender offer is expected to expire at 12:00 midnight on 14th January, 1999, unless extended. Any Petersen shares not purchased in the tender offer will be converted in a subsequent merger into a right to receive $34 in cash.

15TH DECEMBER,  1998
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ENQUIRIES:

EMAP
Kevin Hand, Group Chief Executive                          (+44) 171 278 1452
David Grigson, Finance Director

FLEISHMAN HILLARD (NEW YORK)
Peter McCue
Michele Vana
Jeff Kruger                                                (+212) 453 2000

SCHRODERS (LONDON)
Paul Staples                                               (+44) 171 658 6000
John McNeil

SCHRODERS (NEW YORK)
Richard Broadbent                                          (+212) 492 6000

FINANCIAL DYNAMICS (LONDON)
Tim Spratt                                                 (+44) 171 831 3113

THE PETERSEN COMPANIES, INC.
Jim Dunning                                                (+212) 886 3954

SUSAN MAGRINO AGENCY (NEW YORK)
Susan Magrino
Daniel Courtney                                            (+212) 957 3005

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NOTES TO EDITORS

INFORMATION ON EMAP

EMAP is comprised of four key divisions:

-        Consumer Magazines  UK
-        EMAP France (consumer and business magazines)
-        Business Communications
-        Radio (commercial radio in the UK)


Incorporated in 1947, EMAP's origins lie in local regional newspapers in the UK. It subsequently developed into consumer and business magazines and today it is one of the largest consumer magazine groups in Europe with over 157 titles, including such leading magazines as MORE, FHM, BLISS, SMASH HITS, YOURS, Q, TELE STAR and MODES & TRAVAUX. In 1989, EMAP moved into UK commercial radio and today is the second largest operator of such stations when ranked by listenership. In 1992, EMAP made its first acquisition in France, where it has grown rapidly -- it now has a 17 per cent share of the French consumer magazine market making it No. 3 in the country. In 1997, EMAP made its first acquisition in Australia in consumer magazines. In addition, EMAP's Business Communications division, a business-to-business media company with operations in the UK, Germany, Switzerland, Holland and Singapore, has built a leading position in a number of key markets including healthcare, construction, automotive, media and retail. The division now publishes 72 magazines, organises 38 exhibitions and has significant information products, awards and conference activities.

In the year ended 31st March, 1998, EMAP reported pre-tax profits of pound sterling 141.7 million (US$239.5 million) on turnover of pound sterling 772.6 million (US$1.3 billion). More recently, in the six months ended 30th September, 1998, EMAP reported pre-tax profits (excluding amortisation and exceptional items) of pound sterling 75.0 million (US$126.8 million) on turnover of pound sterling 410.2 million (US$693.2 million).

INFORMATION ON PETERSEN

Petersen was established in 1948 through the launch of Hot Rod, a magazine for young auto enthusiasts. Since then, Petersen has built up a diverse portfolio of more than 130 individual titles, including 41 monthly and 14 bi-monthly magazines with market-leading positions in many of its target markets. This is illustrated by the fact that, of Petersen's 15 key titles, nine were ranked first in their respective markets based on annual paid circulation in 1997, including two magazines that are the only national magazines published in their respective markets.

Petersen, which is publicly listed on the New York Stock Exchange, now has the largest special interest magazine portfolio in the US. The company, based principally in Los Angeles and New York, has approximately 800 employees and is organised into nine publishing groups: Automotive Performance; Motor Trend; Youth; Motorcycle; Outdoor; Marine; Action Sport; Hi-Tech; and Sport. Each group is organised around one or more of Petersen's core monthly publications that target a distinct market segment including:

- Motor Trend, a leading authority on new, domestic and imported automobiles which, with 1.1 million subscribers, is among the world's leading automotive magazines;
- Teen, the largest paid circulation of Petersen's magazines at 2 million; and
- Hot Rod, the company's original title, founded by previous owner Robert E. Petersen, which is now a market-leading, internationally recognised magazine with a paid circulation of nearly 800,000.



Petersen has established a proven track record of strong revenue growth and increased profitability achieved by improving the performance of existing titles and by successfully launching and acquiring new titles. In parallel, the company has also focused on the development of new revenue streams, capitalising on its recognised magazine brands. Petersen has developed broader marketing solutions complementing standard on-
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the-page advertising including trade shows, consumer events, database marketing, custom publishing, extensive brand licensing activity and broadcasting.

In the 12 months to 31st December, 1997, Petersen reported aggregate EBITDA (excluding extraordinary items) of $61.1 million on total net revenues of $247.1 million.

In the nine months to 30th September, 1998, Petersen reported unaudited EBITDA (excluding extraordinary items) of $59.4 million on total net revenues of $228.7 million, representing an increase in EBITDA of approximately 27.0 percent over the comparable period in 1997. As a percentage of total net revenues, EBITDA in the nine-month period to 30th September, 1998 increased to 26.0 percent compared to 25.5 percent in the comparable period in 1997.